UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **December 10, 2002**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 7. Financial Statements and Exhibits
  (c) Exhibits. The following exhibit is filed with this Report:

    99 - Reuters Press Article on AirTran Airways. (December 10, 2002)

Item 9. Regulation FD
On December 10, 2002 members of AirTran Holdings, Inc. (the "Company")
management spoke with reporters about the company's outlook for the remainder of the
year.

The information contained in this Form 8-K, including Exhibit 99, contains forward-
looking statements. Statements regarding the Company's expectations about future
profitability, rates of growth, the success of the company's business model, and
expectation of future competitive successes are forward-looking statements and are not
historical facts. Instead, they are estimates or projections involving numerous risks or
uncertainties, including but not limited to, consumer demand and acceptance of services
offered by the Company, the Company's ability to maintain current cost levels, fare levels
and actions by competitors, fuel and other commodity costs, regulatory matters and
general economic conditions. Additional information concerning factors that could cause
actual results to differ materially from those in the forward-looking statements is
contained from time to time in the Company's SEC filings, including but not limited to
the Company's annual report on Form 10-K for the year ended December 31, 2001. The
Company disclaims any obligation or duty to update or correct any of its forward-looking
statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AirTran Holdings, Inc.
(Registrant)

Date: December 11, 2002

/s/ Richard P. Magurno

Richard P. Magurno
Senior Vice President,
General Counsel and Secretary

AirTran Airways, Inc.
(Registrant)

Date: December 11, 2002

/s/ Richard P. Magurno

Richard P. Magurno
Senior Vice President,
General Counsel and Secretary